July 10, 2025

Cameron Reynolds
Chief Executive Officer
VolitionRx Limited
1489 West Warm Springs Road, Suite 110
Henderson, NV 89014

       Re: VolitionRx Limited
           Registration Statement on Form S-3
           Filed July 3, 2025
           File No. 333-288508
Dear Cameron Reynolds:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Marc G. Alcser, Esq.